UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Opal Technologies, Inc.
               --------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                   33-18834-LA
                              ---------------------
                            (Commission file number)

         Nevada                                                87-0306464
--------------------------                             -------------------------
(State or other                                        (I.R.S. Employer
jurisdiction of incorporation)                          Identification Number)

          Suite 4704 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
          -------------------------------------------------------------
               (Address of principal executive offices) (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be registered                    each class is to be registered
         -------------------                 ------------------------------
         None                                Not applicable

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ( )

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. (x)

Securities  Act  registration  statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                 Title of Class




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Item 1. Description of Registrant's Securities to be Registered

COMMON STOCK

     General. The Company has 49,000,000 authorized shares of common stock, $0.001 par value (the "Common Stock"), 35,991,954 of which were issued and outstanding at March 31, 1998. All shares of Common Stock currently outstanding are validly issued, fully paid and non assessable.

     Voting Rights. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The voting rights of the holders of Common Stock are subject to the rights of the outstanding Series A Preferred Stock which, as a class, is entitled to thirty percent voting control of the Company. Accordingly the holders of Common Stock and Series A Preferred Stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of the Directors of the Company.

     Dividend Policy. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of funds legally available therefore and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for the development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future. Any future dividends will be subject to other considerations, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Miscellaneous rights and provisions. Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity of the Company may after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

PREFERRED STOCK.

     The Company has 1,000,000 authorized shares of preferred stock, $.001 par value. The Board of Directors has the authority, without action by the shareholders, to create one or more series of preferred stock and to determine the dividend rights, dividend rate and rights and terms of redemption, liquidation preference, sinking fund terms, conversion and voting rights if any such series, the number of shares constituting any such series and the designation thereof and the price therefor. As of May 1, 1998, 100,000 shares of Series A preferred stock (the "Series A Preferred Stock") were issued and outstanding. The Series A Preferred Stock entitles the holder thereof, as a class to thirty percent (30%) voting control of the Company in all matters voted on by shareholders and a liquidation preference of $.001 per share, and no more before any distribution shall be made to the holders of Common Stock or any other class of capital stock or series ranking junior to the Series A Preferred Stock. Without the approval of holders of a majority of the outstanding Series A Preferred Stock, the Company may not (a) authorize, create or issue any shares of any class or series ranking senior to the Series A Preferred Stock as to liquidation rights, (b) amend, alter or repeal, by any means, the Certificate of Incorporation if the powers, preferences, or special rights of the Series A Preferred Shares would be adversely affected, or (c) become subject to any restriction on the Series A Preferred Shares, other than restrictions arising solely under the General Corporation Law of the State of Nevada or existing under the Certificate of Incorporation as in effect on May 14, 1997. There is no restriction on the repurchase or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments. Except for the foregoing, the holders of the Series A Preferred Shares have no voting rights other than as provided by Nevada law and no preferences or rights in excess of those generally available to the holders of Common Stock.



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Item 2. Exhibits.

     1.1  Specimen Common Stock Certificate

     2.1  Articles of Incorporation, as amended, of Opal Technologies, Inc.

     2.2 Certificate of Designation, Preferences and Rights of Series A Preferred Stock

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             OPAL TECHNOLOGIES, INC.

                                             By: /s/  John Koon
                                                --------------------------------
                                                  John Koon
         Date: July 6, 1998                       President



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